FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 06, 2018

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the acquisition of shares of ComQi Ltd.” dated February 06, 2018.

2.	Taiwan Stock Exchange filing entitled, “Increase capital expenditure budget and reduce the budgeted capital expenditures approved by the Board” dated February 06, 2018.

3.	Taiwan Stock Exchange filing entitled, “The Board resolved to donate to BenQ Foundation to promote cultural and educational programs” dated February 06, 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 06, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

February 06, 2018

English Language Summary

Subject: To announce the acquisition of shares of ComQi Ltd.

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2018/02/06

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): All stock of ComQi Ltd.("ComQi"), including Common stock

Preferred shares-Series AA(the second preference on dividends distribution and liquidation; the same voting rights as the Ordinary Shares)

Preferred shares-Series BB(the first preference on dividends distribution and liquidation; the same voting right as the Ordinary Shares)

2.	Date of occurrence of the event:2018/02/06~2018/02/06

3.	Volume, unit price, and total monetary amount of the transaction:

Volume:39,974 thousand common/preferred shares(the final trade volume under this acquisition may be adjusted due to the exercise of options and warrants)

Unit price: Not to exceed USD0.7 per share on average

Total monetary amount: Not to exceed USD28 million

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Trading counterpart: JVP MEDIA V LP, JVP MEDIA V (ISRAEL), L.P. JVP MEDIA V ENTREPRENUER FUND, L.P., AVIV VENTURES (ISRAEL) II, L.P. AVIV VENTURES (DELAWARE) II, L.P., AVIV VENTURES (CVCI) II, L.P. Amadeus III, Amadeus III Affiliates Fund LP Wellington Partners Ventures IV Technology Fund L.P., Digital View Group Ltd.

Relationship to the Company:Not a related party of the Company

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payments to be made in accordance with the undertakings and warranties as well as conditions for payments.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

Approved by the Company’s Board of Directors and authorized the Chairman to handle the related matters.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: 39,974 thousand shares

Current cumulative amount: Not to exceed USD28 million

Shareholding percentage of the holding: 100%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of long or short term securities investment (including the current trade)to the total assets: 21.08%

Current ratio of long or short term securities investment (including the current trade)to the shareholder's equity:37.89%

The operational capital: NT$42,544 million

13.	Broker and broker's fee:No

14.	Concrete purpose or use of the acquisition or disposal:

To provide total solution application services of integrated software/hardware public information displays

15.	Net worth per share of the underlying securities acquired or disposed of:USD0.06

16.	Do the directors have any objection to the present transaction?:No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.	Any other matters that need to be specified:No

Item 2

AU Optronics Corp.

February 06, 2018

English Language Summary

Subject: Increase capital expenditure budget and reduce the budgeted capital expenditures approved by the Board

Regulation: Published pursuant to Article 4-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2018/02/06

Contents:

1.	Date of the resolution by the board of directors or shareholders’ meeting:2018/02/06

2.	Content of the investment plan:

The Board of the Company approved to increase the capital expenditure budget today.

3.	Anticipated monetary amount of the investment:NT$5.281 billion and reduced

@the budgeted capital expenditures by NT$7.909 billion according to the

@actual capital expenditures incurred.

4.	Anticipated date of the investment:2018/02/06

5.	Source of funds:The cash generated from operating activities.

6.	Concrete purpose/objective:

(1)	The budget execution of the Company will be subject to customer demand and market situation and to adjust flexibly. The actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$43.88 billion in 2017.

7.	Any other matters that need to be specified:None.

Item 3

AU Optronics Corp.

February 06, 2018

English Language Summary

Subject: The Board resolved to donate to BenQ Foundation to promote cultural and educational programs

Regulation: Published pursuant to Article 4-43 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2018/02/06

Contents:

1.	Date of occurrence of the event:2018/02/06

2.	The reason for the donation:To support BenQ Foundation to promote cultural and educational programs.

3.	The total amount of the donation:NT$3,000,000

4.	Counterparty to the donation:BenQ Foundation

5.	Relationship to the Company:The related party of AUO.

6.	Name and resume of the independent director that expressed objection or reservation:None.

7.	Contents of the objection or reservation:N/A

8.	Any other matters that need to be specified:None.